UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Daqo New Energy Corp.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G26583 107

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G26583 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xu Guangfu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 39,262,500[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 39,262,500[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,262,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 23.1%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]

Includes (i) 39,000,000 ordinary shares held by Gold Intellect Limited and (ii) 262,500 ordinary shares issuable upon exercise of options held by Mr. Xu Guangfu. Gold Intellect Limited is a British Virgin Islands company wholly-owned and controlled by Mr. Xu Guangfu.

[2]

Based on 169,714,103 outstanding ordinary shares immediately following the consummation of the Issuer’s initial public offering as set forth in the Issuer’s Form 424(B)(4), filed with the Securities and Exchange Commission on October 7, 2010.

CUSIP No. G26583 107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gold Intellect Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 39,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 39,000,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 23.0%[3]
12.	Type of Reporting Person (See Instructions) OO

[3]

Based on 169,714,103 outstanding ordinary shares immediately following the consummation of the Issuer’s initial public offering as set forth in the Issuer’s Form 424(B)(4), filed with the Securities and Exchange Commission on October 7, 2010.

Item 1.	(a)	Name of Issuer:

Daqo New Energy Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China Telephone: (86-23) 6486-6666

Item 2.	(a)	Name of Person Filing:

Xu Guangfu

Gold Intellect Limited

	(b)	Address of Principal Business Office or, if none, Residence:

For all Reporting Persons: c/o 66 Xinzhong Road Xinba, Yangzhong, Jiangsu Province People’s Republic of China

	(c)	Citizenship:

Xu Guangfu: People’s Republic of China Gold Intellect Limited: British Virgin Islands

	(d)	Title of Class of Securities:

Ordinary Shares, par value US$0.0001 per share

	(e)	CUSIP Number:

G26583 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owed:

Reporting Person	Amount beneficially owned	Percent of class[4]	Sole voting power	Shared voting power	Sole dispositive power	Shared voting power
Xu Guangfu	39,262,500	23.1%	39,262,500	0	39,262,500	0

Gold Intellect Limited	39,000,000	23.0%	39,000,000	0	39,000,000	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[4]

Based on 169,714,103 outstanding ordinary shares immediately following the consummation of the Issuer’s initial public offering as set forth in the Issuer’s Form 424(B)(4), filed with the Securities and Exchange Commission on October 7, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

By:	/s/ XU GUANGFU
Xu Guangfu

GOLD INTELLECT LIMITED

By:	/s/ XU GUANGFU
Name:	Xu Guangfu
Title:	Director